UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PRUDENTIAL BANCORP, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74431A101

(CUSIP Number)

Warren A. Mackey

40 Worth Street, 10th Floor

New York, New York 10013

(212) 370-9032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13s-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 10 Pages.

CUSIP No. 74431A101	SCHEDULE 13D	Page 2 of 10 Pages

1	Names of Reporting Persons Homestead Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 670,629
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 670,629
11	Aggregate Amount Beneficially Owned by Each Reporting Person 670,629
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%
14	Type of Reporting Person PN

CUSIP No. 74431A101	SCHEDULE 13D	Page 3 of 10 Pages

1	Names of Reporting Persons Arles Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 168,347
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 168,347
11	Aggregate Amount Beneficially Owned by Each Reporting Person 168,347
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.8%
14	Type of Reporting Person PN

CUSIP No. 74431A101	SCHEDULE 13D	Page 4 of 10 Pages

1	Names of Reporting Persons Arles Advisors Inc
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 838,976
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 838,976
11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,976
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.8%
14	Type of Reporting Person CO

CUSIP No. 74431A101	SCHEDULE 13D	Page 5 of 10 Pages

1	Names of Reporting Persons Warren A. Mackey
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 32,228
	8	Shared Voting Power 838,976
	9	Sole Dispositive Power 32,228
	10	Shared Dispositive Power 838,976
11	Aggregate Amount Beneficially Owned by Each Reporting Person 871,204
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.1%
14	Type of Reporting Person IN

CUSIP No. 74431A101	SCHEDULE 13D	Page 6 of 10 Pages

Item 1.	Security and Issuer

This is the first amendment (“First Amendment”), to the original Schedule 13D filed with the Securities and Exchange Commission on October 28, 2013 (the “Original Schedule 13D” and, as supplemented and amended by this First Amendment, the “Schedule 13D”). The First Amendment relates to the common stock (“Shares”), $0.01 par value per share, of Prudential Bancorp, Inc. (the “Issuer”), a Pennsylvania corporation. The address of the principal executive offices of the Issuer is 1834 West Oregon Avenue, Philadelphia, Pennsylvania 19145.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by the parties identified below. All the filers of this Schedule 13D are collectively referred to as the “Reporting Group.”

•	Homestead Partners LP (“Homestead Partners”), a Delaware limited partnership;

•	Arles Partners LP (“Arles Partners”), a New York limited partnership;

•	Arles Advisors Inc (“Arles Advisors”), a New York corporation; and

•	Warren A. Mackey, as an individual.

Arles Advisors is the general partner of Homestead Partners and Arles Partners. The sole shareholder, director and executive officer of Arles Advisors is Warren A. Mackey. By virtue of his position with Arles Advisors, Mr. Mackey has the sole investment discretion and voting authority with respect to the Issuer’s Shares owned by Homestead Partners and Arles Partners. Mr. Mackey individually has the sole investment discretion and voting authority for himself. Accordingly, the Reporting Group is hereby filing a joint Schedule 13D.

(b) The principal business address of the Reporting Group is 40 Worth Street, 10th Floor, New York, New York 10013.

(c) The principal business of Homestead Partners and Arles Partners is investing in securities. The principal business of Arles Advisors is acting as the general partner of Homestead Partners and Arles Partners. The principal occupation of Mr. Mackey is investing in securities.

(d) During the past five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Warren A. Mackey is a citizen of the United States of America.

CUSIP No. 74431A101	SCHEDULE 13D	Page 7 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration

In the aggregate, the Reporting Group owns 871,204 Shares acquired at an aggregate cost of $9,237,424, including brokerage commissions.

The Shares acquired by the Reporting Group were purchased with funds provided from working capital and, with regard to the Shares purchased by Warren A. Mackey, from his personal funds. All or part of the Shares owned by members of the Reporting Group may from time to time be pledged with J.P. Morgan Clearing Corporation or other banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Group. Such loans, if any, generally bear interest at a rate based on the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banking institutions or brokerage firms.

Item 4.	Purpose of Transaction

The Reporting Group purchased the Shares based on the Reporting Group’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Group and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Group, jointly or individually, may increase or decrease their position in the Issuer through the purchase or sale of Shares in the open market or in private transactions or otherwise on such terms and at such times as the Reporting Group may deem advisable.

The Reporting Group intends to review its investment in the Issuer on a continuing basis, engage in discussions with senior management and the board of directors of the Issuer and work with the Issuer to enhance shareholder value. Depending on various factors including, without limitation, the Issuer’s financial position and strategy and results of operations, the Reporting Group’s investment strategy, the price levels of the Shares, conditions in the securities markets and global, national and local economic and industry conditions, the Reporting Group may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to senior management and the board of directors of the Issuer concerning changes to the Issuer’s capitalization, dividend policy, share-repurchase policy, investment and leverage strategy and operations, seeking Board representation, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in this Item 4.

No member of the Reporting Group, to the best of the Reporting Group’s knowledge, has any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

CUSIP No. 74431A101	SCHEDULE 13D	Page 8 of 10 Pages

Item 5.	Interest in Securities of the Issuer

(a) and (b) The percentages of Shares reported as beneficially owned by the Reporting Group and each member of the Reporting Group is based upon 9,544,809 Shares outstanding as reported in the Issuer’s Proxy Statement (Schedule 14A) filed with the Securities and Exchange Commission on December 31, 2013.

As of the close of business on February 10, 2014, the Reporting Group beneficially owned, in the aggregate, 871,204 Shares, representing 9.1% of the Issuer’s Shares outstanding. As the general partner of Homestead Partners and Arles Partners, Arles Advisors may be deemed to share voting and dispositive power over the 670,629 Shares owned by Homestead Partners and the 168,347 Shares owned by Arles Partners, representing 7.0% and 1.8% of the Issuer’s Shares outstanding, respectively. As the sole shareholder, director and executive officer of Arles Advisors, Warren A. Mackey may be deemed to share voting and dispositive power over the Shares owned by Homestead Partners and Arles Partners. Mr. Mackey individually and as the person with the sole investment discretion and voting authority for himself may be deemed to beneficially own 32,228 Shares representing approximately 0.3% of the Issuer’s outstanding Shares.

(c) Exhibit B annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Group. All shares acquired as reported herein were purchased in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies, except for sharing of profits. Arles Advisors, in its capacity as general partner of Homestead Partners and Arles Partners, and Warren A. Mackey, in his capacity as the sole shareholder, director and executive officer of Arles Advisors, are entitled to an allocation of a portion of profits.

See Item 2 above regarding disclosure of the relationships between members of the Reporting Group, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Group*
B.	Schedule of Transactions in the Shares

*	Previously filed with the Original Schedule 13D.

CUSIP No. 74431A101	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2014

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 74431A101	SCHEDULE 13D	Page 10 of 10 Pages

EXHIBIT B

Schedule of Transactions in the Shares

Within the Past 60 Days

	Date	Shares	Price*	Amount*

Homestead Partners LP

	12/12/2013	1,200	$10.63	$12,756
	12/16/2013	8,615	10.71	92,267
	12/19/2013	2,500	10.77	26,925
	12/20/2013	600	10.77	6,464
	12/24/2013	1,878	10.82	20,320
	12/26/2013	7,650	10.83	82,850
	12/27/2013	10,054	10.83	108,885
	12/31/2013	1	21.00	21
	1/2/2014	4	13.25	53
	1/6/2014	100	10.70	1,070
	1/7/2014	3,100	10.71	33,205
	1/8/2014	1,000	10.72	10,720
	1/9/2014	2,600	10.67	27,739
	1/10/2014	100	10.75	1,075
	1/13/2014	500	10.64	5,321
	1/15/2014	2,300	10.64	24,472
	1/16/2014	1,700	10.63	18,071
	1/21/2014	2,000	10.66	21,320
	1/22/2014	500	10.57	5,285
	1/24/2014	1,100	10.56	11,616
	2/3/2014	19,720	10.50	207,012
	2/4/2014	200	10.53	2,106
	2/5/2014	4,580	10.51	48,129
	2/7/2014	37,376	10.60	396,242
	2/10/2014	26,700	10.59	282,852

Total		136,078		$1,446,775

*Includes brokerage commissions.